UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2013

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:  ☒ Form 20-F

☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

Settlement of Evolution Litigation

On December 19, 2012, the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) entered an order (the “Settlement Order”) approving the settlement of all asserted and potential claims between or among Evolution Capital Management and certain affiliates thereof, Aptean (f.k.a. CDC Software Corporation) (“CDC Software”), Asia Pacific Online Limited and certain former directors and officers of CDC Software and CDC Corporation (collectively, the “New York Defendant Parties”) upon the terms and conditions described in that certain Current Report on Form 6-K of CDC Corporation (“Debtor” or the “Company”) dated December 17, 2012.

The Settlement Order also authorizes the release of certain reserves related to the Evolution litigation and other litigation expenses.

On December 18, 2012, the Settlement Agreement and Side Agreement (as defined in the December 17, 2012 Form 6-K) were executed by all parties thereto. In connection with the foregoing, on December 21, 2012, the Company paid an aggregate of $7.8 million to the Evolution Parties.

The foregoing description of the Settlement Agreement, Side Agreement and Settlement Order is qualified in its entirety by the text of such documents, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

Approval of Reserves Required for Initial Distribution to Equity Holders and Final Form of Liquidation Trust Agreement

As previously disclosed, on September 6, 2012, the Court in the Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”) of CDC Corporation entered its Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming the Second Amended Joint Plan of Reorganization of CDC Corporation (the “Plan”).

On December 19, 2012, the Court entered an order (the “Approval Order”) providing that:

(i)	all of the conditions to the Effective Date set forth in the Plan and the Confirmation Order have been satisfied, and that the Company is authorized to establish December 19, 2012 or as soon thereafter as practicable as the Effective Date of the Plan;

(ii)	reserves for Effective Date Available Cash, Disputed Claims, and Liquidation Trust Expenses established by the Debtor, the Disbursing Agent, or the Liquidation Trust, as applicable, were approved, as follows:

•	Effective Date Available Cash Reserve $8,680,000

•	Reserve for Payment of Evolution Settlement $7,800,000

•	Litigation Expense Reserve $1,193,175.66

•	Disputed Claims Reserve $10,005,576

•	Liquidation Trust Expenses Reserve $13,050,000

(iii)	the Liquidation Trust Agreement is approved, and authorizing the Debtor to execute the Liquidation Trust Agreement in accordance with the Plan;

(iv)	the Deed of Assignment, evidencing the exchange of 38,135,399 Class A Common Shares of the Debtor into an equivalent number of Beneficial Interests in the Liquidation Trust, is approved, subject to reconciliation, and authorizing the Debtor to execute the Deed of Assignment; and

(v)	the Distribution Schedule filed in Debtor’s supplemental motion dated December 17, 2012 is approved, and authorizing an initial distribution in accordance therewith after the Effective Date (the “Distribution”) and the execution of the Liquidation Trust Agreement.

The Court also issued a Notice of Effective Date establishing December 19, 2012 as the Effective Date of the Plan.

Accordingly, on December 19, 2012, the Company: (i) established a liquidation trust (“Liquidation Trust”); and (ii) executed the Liquidation Trust Agreement and Deed of Assignment, and substantially all of Debtor’s assets except for cash to fund the Effective Date Available Cash Reserve were subsequently transferred to the Liquidation Trust.

Pursuant to the Plan, all shares of the Company, except for one share held in the name of the Liquidation Trustee, held by shareholders of record on the Effective Date have been cancelled and fully-extinguished in exchange for Beneficial Interests in the Liquidation Trust.

The Company has retained Computershare Shareholder Services, LLC to effectuate the distributions under the Plan and to document the exchange.

Holders of certificated shares will receive written instructions on how to surrender their certificates and receive payment.

Such initial distribution was made to shareholders on or about December 24, 2012.

As soon as practicable after the Effective Date, the Company intends to initiate a voluntary dissolution in the Cayman Islands to dissolve the Company.

None of the securities issued by the Liquidation Trust will be registered under the Securities Act of 1933, as amended, or the Securities Exchange of 1934, as amended.

The Liquidation Trustee in respect of the Liquidation Trust is Marcus A. Watson, c/o Finley, Colmer and Company, 5565 Glenridge Connector, Suite 200, Atlanta, GA 30342, (678) 579-5808.

The trust interests will be issued in uncertificated form, evidenced by notations on the books and records of the Liquidation Trustee. Pursuant to the Liquidation Trust Agreement, the trust interests may not be assigned, pledged, mortgaged, sold, transferred or otherwise disposed of except, after written notice to the Liquidation Trustee: (i) pursuant to applicable laws of descent and Distribution (as in the case of a deceased individual Beneficiary); or (ii) by operation of law

The foregoing descriptions of the Approval Order, Notice of Effective Date, the Liquidation Trust Agreement, the Deed of Assignment, Distribution Schedule and Plan are qualified in their entirety by reference to such documents, copies of which are attached hereto as Exhibits 99.4, 99.5. 99.6, 99.7, 99.8 and 99.9, respectively, and incorporated herein by reference.

Terms not specifically defined herein shall have the meaning ascribed to them in the Plan or the Liquidation Trust Agreement, as applicable.

In addition, the Approval Order, as well as copies of the Plan and the Liquidation Trust Agreement may be obtained via the Bankruptcy Court’s Case Management/Electronic Case Filing system at http://ecf.mdb.uscourts.gov and in paper format during normal business hours at the following address: Bankruptcy Clerk’s Office, U.S. Bankruptcy Court, Suite 1340, 75 Spring Street, S.W., Atlanta, Georgia 30303.

Cessation of Trading; Suspension and Termination of Reporting Obligations

As a result of the Plan being declared effective on December 19, 2012, the Company’s common stock, which had been trading in the pink sheets under the symbol “CDCAQ”, has ceased trading.

As of January 1, 2013, as a result of the cancellation of the Company’s outstanding Class A common stock and the other actions undertaken in connection with the consummation of the Plan, the Company had one shareholder of record.

As a result, the Company intends to file a Form 15 with the Securities and Exchange Commission pursuant to Rules 12g-4 and 15d-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing of the Form 15 will immediately suspend the Company’s reporting obligations under Sections 12(g) and 15(d) of the Exchange Act, including obligations to file Forms 6-K and 20-F. The Company’s reporting obligations under Section 12(g) will be terminated 90 days after the filing of the Form 15.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. Additionally, forward-looking statements may include statements regarding: (i) any course of dealing with respect to the Evolution litigation, the New York Defendants and the Settlements; (ii) any course of action the Company may take in the future with respect to Distributions, including the amount and timing thereof; (iii) any course of action, considerations, procedures, amounts or timelines relating to the Plan or the Liquidation Trust Agreement, or any expectations regarding reserves and the amounts thereof, which may be subject to change; (iv) any expectations regarding the amount of cash available for distributions to holders of Beneficial Interests in the Liquidation Trust; (v) any expectations regarding Liquidation Trust Expenses; and (vi) any expectations regarding the dissolution of the Company, the Company’s filing of a Form 15 with the U.S. Securities Exchange Commission and the subsequent suspension and termination of the Company’s reporting obligations under applicable laws, rules and regulations; and (vii) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit

No.	Description of Exhibit

99.1	Settlement Agreement

99.2	Side Agreement

99.3	Settlement Order

99.4	Approval Order

99.5	Notice of Effective Date

99.6	Liquidation Trust Agreement

99.7	Deed of Assignment

99.8	Distribution Schedule

99.9	Second Amended Plan of Reorganization of CDC Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2013

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name:	Marcus A. Watson
Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit

No.	Description of Exhibit

99.1	Settlement Agreement

99.2	Side Agreement

99.3	Settlement Order

99.4	Approval Order

99.5	Notice of Effective Date

99.6	Liquidation Trust Agreement

99.7	Deed of Assignment

99.8	Distribution Schedule

99.9	Second Amended Plan of Reorganization of CDC Corporation